February 18, 1997

The Fairmont Fund Trust
1346 South Third Street
Louisville, Kentucky  40208

      RE:   Rule 24(f)-2 Notice for The Fairmont Fund Trust
            File No. 2-70825

Gentlemen:
      This letter is in response to your request for our opinion in connection with the Rule 24(f)-2 Notice (the "Notice") for The Fairmont Fund Trust (the "Fund") for the year beginning January 1, 1996 and ending December 31, 1996. We have examined the following documents of the Fund:

      (a)   Agreement and Declaration of Trust of the Fund dated December 29,
            1980;

      (b) Amendments to said Agreement and Declaration of Trust filed on June 1, 1981, May 17, 1984, October 31, 1986, May 2, 1988, and
            September 24,1990;

      (c)   By-Laws of the Fund as amended;

      (d) Minutes of the Fund reflecting various actions by the Trustees and Shareholders thereof;

      (e) Applicable certificates of public officials and other officers and representatives of the Fund; and

      (f) Such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed.

      We have assumed the genuineness of any signatures and the conformity to original documents of copies represented to us to be accurate copies of such documents.

      Based on the foregoing, we are of the opinion that shares of The Fairmont Fund Series of the Fund, the registration of which the Notice makes definite, if issued in accordance with the prospectus and additional statement of the Fund, were legally issued, fully paid, and non-assessable under Kentucky law.

      We give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Notice.

Sincerely,

/s/John S. Greenebaum
John S. Greenebaum